

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

[X] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2012

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transaction period from _______ to ________.

Commission file number: 0-25756

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

IBERIABANK Corporation Retirement Savings Plan
(formerly, ISB Financial Corporation Profit Sharing Plan and Trust)

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

IBERIABANK Corporation
200 West Congress Street
Lafayette, Louisiana 70501

As filed on June 28, 2013

IBERIABANK CORPORATION RETIREMENT SAVINGS PLAN

Index to Financial Statements and Supplementary Schedules


Castaing
Hussey &
Lolan, LLC
— Certified Public Accountants

Samuel R. Lolan, CPA
Lori D. Percle, CPA
Debbie B. Taylor, CPA
Katherine H. Armentor, CPA
Robin G. Freyou, CPA

Charles E. Castaing, CPA, Retired
Roger E. Hussey, CPA, Retired

Shalee M. Landry, CPA
Martha C. Edley, CPA

Report of Independent Registered Public Accounting Firm

To the Trustees and Participants of the
IBERIABANK Corporation Retirement Savings Plan
Lafayette, LA

We have audited the accompanying statements of net assets available for benefits of the IBERIABANK Corporation Retirement Savings Plan as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the IBERIABANK Corporation Retirement Savings Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Castaing, Hussey & Lolan, LLC
New Iberia, Louisiana
June 26, 2013

525 Weeks Street • P.O. Box 14240 • New Iberia, Louisiana 70562-4240
Ph.: 337-364-7221 • Fax: 337-364-7235 • email: info@chlcpa.com


Castaing Hussey & Lolan, LLC
— Certified Public Accountants

Samuel R. Lolan, CPA
Lori D. Percle, CPA
Debbie B. Taylor, CPA
Katherine H. Armentor, CPA
Robin G. Freyou, CPA
Shalee M. Landry, CPA
Martha C. Edley, CPA

Charles E. Castaing, CPA, Retired
Roger E. Hussey, CPA, Retired

Report of Independent Registered Public Accounting Firm

To the Trustees and Participants of the
IBERIABANK Corporation Retirement Savings Plan
Lafayette, LA

We have audited the accompanying statements of net assets available for benefits of the IBERIABANK Corporation Retirement Savings Plan as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the IBERIABANK Corporation Retirement Savings Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Castaing, Hussey & Lolan, LLC
New Iberia, Louisiana
June 26, 2013

525 Weeks Street • P.O. Box 14240 • New Iberia, Louisiana 70562-4240
Ph.: 337-364-7221 • Fax: 337-364-7235 • email: info@chlcpa.com

IBERIABANK CORPORATION
RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS — **DECEMBER 31, 2012 AND 2011**

	2012	2011
ASSETS		
Participant-Directed Investments (at fair value)	$ 65,206,219	$ 53,719,026
Receivables:		
Notes Receivable from Participants	1,558,721	1,339,739
Dividends Receivable	128,621	126,482
TOTAL RECEIVABLES	1,687,342	1,466,221
TOTAL ASSETS	$ 66,893,561	$ 55,185,247
LIABILITIES		
Dividends Payable	$ 14,785	$ 13,872
TOTAL LIABILITIES	14,785	13,872
NET ASSETS REFLECTING INVESTMENTS AT FAIR VALUE	66,878,776	55,171,375
Adjustment from fair value to contract value for fully benefit-responsive investment contract	(162,619)	(162,500)
NET ASSETS AVAILABLE FOR BENEFITS	$ 66,716,157	$ 55,008,875

The accompanying notes are an integral part of these financial statements.

IBERIABANK CORPORATION
RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
ADDITIONS		
Additions to net assets attributed to:		
Investment Income:		
Net (depreciation) appreciation in fair value of investments	$ 4,394,769	$ (4,275,584)
Dividends and Other Income	548,061	620,918
Total Investment Income	4,942,830	(3,654,666)
Interest income on notes receivable from participants	62,347	54,584
Contributions:		
Employer	1,308,307	1,177,283
Participant	8,106,101	6,777,703
Rollover	1,007,763	1,079,256
Total Contributions	10,422,171	9,034,242
TOTAL ADDITIONS	15,427,348	5,434,160
DEDUCTIONS		
Deductions from net assets attributed to:		
Benefits paid to participants	3,690,090	3,290,033
Administrative Expenses	29,976	17,308
TOTAL DEDUCTIONS	3,720,066	3,307,341
NET INCREASE DURING YEAR	11,707,282	2,126,819
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of Year	55,008,875	52,882,056
End of Year	$ 66,716,157	$ 55,008,875

The accompanying notes are an integral part of these financial statements.

NOTE 1 – PLAN DESCRIPTION:

The following description of the IBERIABANK Corporation Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan with an employee stock ownership plan ("ESOP") component covering employees age 18 or older of the participating employers. The participating employers, who are all members of a controlled group with IBERIABANK Corporation as parent corporation, include IBERIABANK, Iberia Financial Services, LLC, IBERIABANK Mortgage, Iberia Capital Partners, Lenders Title Company, American Abstract and Title Company and United Title of Louisiana. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and is designed to comply with the applicable sections of the Internal Revenue Code.

Contributions

Participants may contribute up to 100 percent of pretax annual compensation in the form of a salary reduction, as defined by the Plan. Participants who have attained age 50 before then end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified plans. Participants direct the investment of their contributions in various investment options offered by the plan. The employer may make a discretionary matching contribution equal to a percentage of the amount of the salary reduction elected by the participant. For the years ended December 31, 2012 and 2011, the employer match was 50% of the first 3% of participant contributions, with a maximum match of $1,500. In addition, the employer may make an additional discretionary contribution based on a percentage of annual compensation. Contributions are subject to certain IRS limitations.

Participant Accounts

Individual accounts are maintained for each participant. Each participant's account is credited with the participant's contribution and employer matching contributions, as well as allocations of (a) the employer's discretionary contribution, and (b) the earnings from the participant's investment accounts, and (c) forfeitures of terminated participants' non-vested accounts not otherwise allocated to employer contributions. Participant accounts are charged with an allocation of administrative expenses of the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon and in all dividends paid on employer securities. Vesting in the employer's matching and discretionary contribution portions of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100 percent vested after 6 years of credited service.

On the occurrence of death, retirement, or Plan termination, a participant becomes fully vested in employer contributions and related earnings.

NOTE 1 – PLAN DESCRIPTION (Continued):

Notes Receivable from Participants

Participants may borrow from their fund accounts up to the lesser of $50,000 or 50 percent of their vested account balance. Loan terms range from six months to five years or up to 30 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates. Principal and interest are paid ratably through bi-weekly payroll deductions.

Plan Expenses

Expenses are incurred at either the fund level or Plan level. All expenses by the funds (commissions, management fees, etc.) are paid out of the investor assets, and are therefore, netted in realized and unrealized appreciation in fair value of investments in the Statement of Net Assets Available for Benefits. The Company pays all Plan level expenses.

Administration

The Plan is administered by the Plan Administration and Investment Committee, which is comprised of employees of IBERIABANK and IBERIABANK Corporation, who are appointed by the Board of the Bank. The trustee of the Plan is Principal Financial Group. Additional Plan information is provided to participants by the Company in the form of a Summary Plan Description.

Payment of Benefits

Participants with vested balances of greater than $5,000 upon termination of service due to death, disability, retirement or termination of employment may elect to receive a lump-sum distribution or annual installments as indicated in the plan document. Upon termination of service, a participant with a vested balance of less than $5,000 will receive a lump-sum amount equal to the vested value in his or her account as soon as administratively feasible after termination.

Forfeited Accounts

Forfeitures of employer contributions shall be used to reinstate previously forfeited account balances of former participants, to make up contributions for any eligible employees erroneously omitted from the plan, to offset employer contributions, to offset administrative costs or to allocate to participants in the same manner as employer contributions. At December 31, 2012 and 2011 forfeited non-vested accounts totaled $107,273 and $3,370, respectively. During 2012 and 2011, employer contributions were reduced by $101,400 and $116,468, respectively.

ESOP Features

Each participant is entitled to elect whether dividends shall be distributed to the participant or reinvested in Employer securities. Participants with stock retain voting rights with respect to Employer securities allocated to his or her account. Cash dividends paid on IBERIABANK Corporation common stock are 100% vested regardless of years of service performed.

NOTE 1 – PLAN DESCRIPTION (Continued):

Put Ownership. Under Federal income tax regulations, employer stock that is held by the Plan and its participants and is not readily tradable on an established market, or is subject to trading limitations includes a put option. The put option is the right to demand that the Company buy any shares of is stock from participants for which there is no market. The put price is representative of the fair market value of the stock. The Company can pay for the purchase with interest over a period of five years. The purpose of the put option is to ensure that the participant has the ability to ultimately obtain cash.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of net assets available for benefit of a defined-contribution plan attributable to fully benefit-responsive, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statement of Net Asset Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis for fully benefit-responsive investment contracts.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for a discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the plan's gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. No allowance for credit losses has been recorded as of December 31, 2012 or 2011. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

Payment of Benefits

Benefits are recorded when paid.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Subsequent Events

The Plan has evaluated subsequent events through June 26, 2013, the date the financial statements were available to be issued.

NOTE 3 – FAIR VALUE MEASUREMENTS:

Accounting Standards Codification (ASC) Topic 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels: Level 1, which consist of unadjusted quoted prices in active markets for identical assets have the highest priority, Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available or Level 1 securities where there is a contractual restriction, and Level 3 which have the lowest priority. The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2012 and 2011.

Level 1 Fair Value Measurements – Common Stock and Mutual Funds

The fair values of common stock are based on quoted market prices in actively traded markets. The fair values of mutual funds are based on quoted values of the funds, which are deemed by the Plan to be actively traded.

Level 2 Fair Value Measurements – Pooled Separate Accounts and Collective Investment Trust

Stable value fund: The fair value of participation units in the collective investment trust is based on net asset values ("NAV") of the fund, after adjustments to reflect all fund investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported in the audited financial statements of the fund. The fund invests in synthetic investment contracts comprised of both underlying investment and contractual components which have observable level 1 or 2 pricing inputs. The objective of the fund is to provide preservation of capital, relatively stable returns and liquidity for participant payments.

Pooled separate accounts: The fair values of participation units held in separate accounts are based on the NAV reported by the fund managers as of the financial statement dates and recent transaction prices. The investment objectives and underlying investments of the separate accounts vary, and are made up of a wide variety of underlying investments such as equities, preferred stock, bonds, real estate and mutual funds.

In addition, one of the separate accounts invests mainly in commercial real estate and includes mortgage loans which are backed by the associated properties. The fair value of the underlying real estate is estimated using discounts cash flow valuation models that utilize public real estate market data inputs. In addition, each property is appraised annually by an independent appraiser.

Accounting Standards Codification 820 allows the use of NAV per share as a practical measure to estimate the fair value of an investment as long as certain requirements are met. Investments in pooled separate accounts meet those requirements and reflect observable market information; therefore are categorized in the recurring fair value measurements hierarchy as Level 2.

NOTE 3 – FAIR VALUE MEASUREMENTS (continued):

The Plan's investments are reported at fair value in the accompanying statement of net assets available for benefit. The methods used to measure fair value may produce an amount that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its calculation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

		Fair Value Measurement Using:		
	Fair Value	Level 1	Level 2	Level 3
December 31, 2012				
Pooled Separate Accounts				
Balanced Asset Allocation	$ 21,687,622	$ -	$ 21,687,622	$ -
Fixed Income	3,738,968	-	3,738,968	-
International Equity	2,500,094	-	2,500,094	-
Large U.S. Equity	4,104,469	-	4,104,469	-
Small / Mid U.S. Equity	2,792,308	-	2,792,308	-
Mutual Funds				
Large U.S. Equity	2,310,323	2,310,323	-	-
Small / Mid U.S. Equity	2,372,470	2,372,470	-	-
Common Stock				
Employer Security	18,618,593	18,618,593	-	-
Collective Investment Trust				
Short-Term Fixed Income	7,081,372	-	7,081,372	-
Total	$ 65,206,219	$ 23,301,386	$ 41,904,833	$ -

		Fair Value Measurement Using:		
	Fair Value	Level 1	Level 2	Level 3
December 31, 2011				
Pooled Separate Accounts				
Balanced Asset Allocation	$ 15,839,544	$ -	$ 15,839,544	$ -
Fixed Income	2,302,643	-	2,302,643	-
International Equity	1,655,119	-	1,655,119	-
Large U.S. Equity	3,025,472	-	3,025,472	-
Small / Mid U.S. Equity	1,909,198	-	1,909,198	-
Mutual Funds				
Large U.S. Equity	1,761,099	1,761,099	-	-
Small / Mid U.S. Equity	1,700,814	1,700,814	-	-
Common Stock				
Employer Security	18,373,872	18,373,872	-	-
Collective Investment Trust				
Short-Term Fixed Income	7,151,265	-	7,151,265	-
Total	$ 53,719,026	$ 21,835,785	$ 31,883,241	$ -

NOTE 3 – FAIR VALUE MEASUREMENTS (continued):

Fair Value of Investments in Entities that Use NAV

The following table summarizes investments measured at fair value based on NAV per share as of December 31, 2012 and 2011, respectively.

	Fair Value Measurement Using:			
	Fair Value	Unfunded	Redemption Frequency (if currently eligible)	Redemption Notice Period
December 31, 2012				
Pooled Separate Accounts				
Balanced Asset Allocation	$ 21,687,622	n/a	Daily	1 day
Fixed Income	3,738,968	n/a	Daily	1 day
International Equity	2,500,094	n/a	Daily	1 day
Large U.S. Equity	4,104,469	n/a	Daily	1 day
Small / Mid U.S. Equity	2,792,308	n/a	Daily	1 day
Collective Investment Trust				
Short-Term Fixed Income	7,081,372	n/a	Daily	1 day
Total	$ 41,904,833			

	Fair Value Measurement Using:			
	Fair Value	Unfunded	Redemption Frequency (if currently eligible)	Redemption Notice Period
December 31, 2011				
Pooled Separate Accounts				
Balanced Asset Allocation	$ 15,839,544	n/a	Daily	1 day
Fixed Income	2,302,643	n/a	Daily	1 day
International Equity	1,655,119	n/a	Daily	1 day
Large U.S. Equity	3,025,472	n/a	Daily	1 day
Small / Mid U.S. Equity	1,909,198	n/a	Daily	1 day
Collective Investment Trust				1 day
Short-Term Fixed Income	7,151,265	n/a	Daily	1 day
Total	$ 31,883,241			

NOTE 3 – FAIR VALUE MEASUREMENTS (CONTINUED):

The following table provides further detail of the Level 3 fair value measurements.

	Pooled Separate Account December 31, 2012	Pooled Separate Account December 31, 2011
Beginning Balance	$ -0-	$ 200,545
Total gains or losses (realized and unrealized) included in changes in net assets available for benefits		6,783
Purchases		70,838
Sales, issuances and settlements		(2,088)
Transfer to Level 2		(276,078)
Ending Balance	$ -0-	$ -0-

NOTE 4 – PARTICIPANT-DIRECTED INVESTMENTS:

The following presents investments that represent 5 percent or more of the Plan's net assets:

	December 31, 2012	December 31, 2011
Principal Stable Value Sig Fund 390,231.35 and 398,205.61 shares, respectively	$ 7,081,372	$ 7,151,263
IBERIABANK Corporation 379,043,01 and 372,695.18 shares, respectively	$ 18,618,593	$ 18,373,872
Principal LifeTime 2020 Separate Account 376,322.38 and 332,645.66 shares, respectively	$ 6,887,367	$ 5,321,195
Principal LifeTime 2030 Separate Account 398,999.54 and 329,766.74 shares, respectively	$ 7,181,156	$ 5,144,799
Principal LifeTime 2040 Separate Account 191,072.67 and 159,077.50 shares, respectively	$ 3,432,518	$ 2,456,055

During 2012, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $4,394,769 as follows:

Pooled Separate Accounts	$ 3,973,442
Mutual Funds	407,028
Common Stock	(55,485)
Investment contract with insurance company	69,784
Total	$ 4,394,769

NOTE 5 - ALLOCATED AMOUNTS:

At December 31, 2012 and 2011, there were no amounts allocable to participants who had elected to withdraw from the plan.

NOTE 6 – TAX STATUS:

The Plan has applied for but has not received a determination letter from the Internal Revenue Service stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code. However, the Plan administrator believes that the Plan is qualified and, therefore, the related trust is exempt from taxation.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE 7 - PLAN TERMINATION:

Although it has not expressed any intent to do so, participating employers have the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100 percent vested in their accounts.

NOTE 8 – PARTIES-IN-INTEREST TRANSACTIONS:

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the plan, the Employer and certain others. Certain plan investments are held in pooled separate accounts and a collective investment trust managed by Principal Financial Group. Principal is also the trustee as defined by the Plan and, therefore these transactions qualify as exempt party-in-interest transactions.

One of the investment options of the Plan is IBERIABANK Corporation common stock. At December 31, 2012 and 2011, the Plan held an aggregate of 379,043.01 and 372,695.18 shares of IBERIABANK Corporation common stock valued at $18,618,593 and $18,373,872, respectively. Dividends received on IBERIABANK Corporation stock were $513,774 and $499,020, respectively.

Participant loans are also considered party-in-interest investments.

All administrative expenses other than loan fees paid by participants are paid by the Company. Such expenses have historically been comprised of fees for audit, custody and recordkeeping services. IBERIABANK provides certain accounting and administrative services to the Plan for which no fees are charged.

NOTE 9 – CONCENTRATION OF INVESTMENTS:

The Plan's investment in the shares of IBERIABANK Corporation Common Stock represents approximately 28% and 33% of total Plan assets as of December 31, 2012 and 2011, respectively.

The Company is a Louisiana corporation that serves as a bank holding company for IBERIABANK, Iberia Capital Partners and Lenders Title Company. Through the Subsidiaries, the Company offers commercial and retail products and services to customers throughout South Central and South Eastern United States.

NOTE 10 – DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,	
	2012	2011
Net Assets Available for benefits per the financial statements	$ 66,716,157	$ 55,008,875
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	162,619	162,500
Net assets available for benefits per Form 5500	$ 66,878,776	$ 55,171,375

	December 31,	
	2012	2011
Net Increase per the financial statements	$ 11,707,282	$ 2,126,819
Adjustment for income reported from contract value to Fair value	117	38,867
Net Income Form 5500	$ 11,707,399	$ 2,165,686

NOTE 11 – RISKS AND UNCERTAINTIES

The Plan provides for various investment options in any combination of employer securities and certain investments. These investments are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with these investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

IBERIABANK CORPORATION
RETIREMENT SAVINGS PLAN
72-0218470 PLAN 002

SCHEDULE H, LINE 4i -
SCHEDULE OF ASSETS (HELD AT END OF YEAR) **DECEMBER 31, 2012**

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value		(d) Cost	(e) Current Value
*	Participant Loans	Notes Receivable, ranging from interest rates of 4.25% to 9.25% and maturities of one to thirty years		$-0-	$1.558,721
*	IBERIABANK Corporation	379,043.01	Shares Common Stock		18,618,593
*	Principal Stable Value Sig Fund Morley Financial Services	390,231.35	Shares		7,081,372
*	Principal Bond & Mtg Sep Acct Principal Global Investors	1,261.25	Shares		1,294,524
*	Principal Lifetime 2010 Sep Acct Multiple Sub-Advisors	97,948.49	Shares		1,722,135
*	Principal Lifetime 2020 Sep Acct Multiple Sub-Advisors	376,322.38	Shares		6,887,367
*	Principal Lifetime 2030 Sep Acct Multiple Sub-Advisors	398,999.54	Shares		7,181,157
*	Principal Lifetime 2040 Sep Acct Multiple Sub-Advisors	191,072.67	Shares		3,432,518
*	Principal Lifetime 2050 Sep Acct Multiple Sub-Advisors	117,671.74	Shares		2,028,442
*	Principal Lifetime Str Inc Sep Acct Multiple Sub-Advisors	25,644.58	Shares		436,004
	MidCap Value I Sep Acct Goldman Sachs/LA Capital Mgmt	27,891.40	Shares		1,138,491
*	Principal Smcap S&P 600 Index Sep Acct Principal Global Investors	21,455.36	Shares		617,201
*	Principal Midcap S&P 400 Index Sep Acct Principal Global Investors	36,408.19	Shares		1,036,616

IBERIABANK CORPORATION
RETIREMENT SAVINGS PLAN
72-0218470 PLAN 002

SCHEDULE H, LINE 4i -
SCHEDULE OF ASSETS (HELD AT END OF YEAR) **DECEMBER 31, 2012**

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value		(d) Cost	(e) Current Value
	Small Cap Value A Fund Goldman Sachs/Asset Mgmt	9,470.38	Shares		400,692
	Large Cap Growth Sep Acct . T. Rowe Price/Brown Advisory	157,153.68	Shares		1,999,284
	Fidelity Adv Small Cap T Fund Fidelity Management & Research	51,131.79	Shares		1,116,207
*	Principal Lgcap S&P 500 Index Sep Acct Principal Global Investors	35,179.94	Shares		2,105,185
*	Principal Diversified Intl Sep Acct Principal Global Investors	21,619.55	Shares		1,262,186
*	Principal US Property Sep Acct Principal Real Estate Investors	1,486.54	Shares		901,730
*	Principal Intl Emerging Mkts Sep Acct Principal Global Investors	21,710.38	Shares		1,237,908
	Pimco – Core Plus Bond I SA	114,670.21	Shares		1,542,713
	Munder Midcap Core Growth	22,443.85	Shares		705,186
	MFS Value R2 Fund	91,861.76	Shares		2,310,323
	Small Cap Growth A Fund Eagle Asset Management	3512.85	Shares		150,385
	Totals				$66,764,940

* Denotes party-in-interest

EXHIBIT INDEX

TO

FORM 11-K FOR

IBERIABANK CORPORATION
RETIREMENT SAVINGS PLAN

Exhibit Number	Description of Exhibit
23.1	Consent of Castaing, Hussey & Lolan, LLC dated June 26, 2013

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the IBERIABANK Corporation Retirement Savings Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

IBERIABANK CORPORATION
RETIREMENT SAVINGS PLAN

Date: June 28, 2013

By: 

Name: Greg Rizzuto
Title: Chairman of the Plan Administration and Investment Committee

{W0027892.1}



Castaing
Hussey &
Lolan, LLC
— Certified Public Accountants

Samuel R. Lolan, CPA
Lori D. Percle, CPA
Debbie B. Taylor, CPA
Katherine H. Armentor, CPA
Robin G. Freyou, CPA

Charles E. Castaing, CPA, Retired
Roger E. Hussey, CPA, Retired

Shalee M. Landry, CPA
Martha C. Edley, CPA

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

As an independent registered public accounting firm, we hereby consent to the use in this Form 11-K of our report dated June 26, 2013 and the incorporation by reference of our report in IBERIABANK Corporation's Registration Statements on Form S-8 (File No. 333-79811 and 333-135359).

Castaing, Hussey & Lolan, LLC

New Iberia, Louisiana
June 26, 2013

525 Weeks Street • P.O. Box 14240 • New Iberia, Louisiana 70562-4240
Ph.: 337-364-7221 • Fax: 337-364-7235 • email: info@chlcpa.com